Exhibit 99.1

Ardagh Group S.A. – First Quarter 2021 Results

Ardagh Group S.A. (NYSE: ARD) today announced its results for the first quarter ended March 31, 2021.

	March 31, 2021	March 31, 2020	Change	Constant Currency

	($'m except per share data)
Revenue	1,774	1,622	9%	5%
Profit for the period	3	83
Earnings per share	0.01	0.35
Adjusted EBITDA (1)	300	273	10%	5%
Adjusted earnings per share (1)(2)	0.37	0.31

Dividend per share declared (3)	0.15 cents	0.15 cents

	At March 31, 2021	At December 31, 2020
Net debt to LTM Adjusted EBITDA (4)	5.0x	4.9x

Paul Coulson, Chairman and Chief Executive, said “We have made an excellent start to 2021, with strong earnings growth in Metal Packaging and a robust performance in Glass Packaging Europe. Our $2.1 billion investment program is fully on track and we are well-placed to deliver further growth over the course of the year.”

●	Revenue increased by 9% to $1,774 million, reflecting increased shipments in both Metal Packaging and Glass Packaging, the pass through of higher input costs and favorable currency translation effects.
●	Metal Packaging shipments increased by 8% in the quarter. Speciality can volumes increased by 16% and represented c.45% of total shipments.
●	Glass Packaging shipments increased by 2%, led by growth in North America. Shipments in Europe were in line with the prior year, despite continuing lockdowns in much of Europe during the quarter.
●	Adjusted EBITDA of $300 million increased by 10% at actual exchange rates and by 5% on a constant currency basis.
●	Metal Packaging Adjusted EBITDA increased by 23%, with growth of 34% and 12% in the Americas and Europe respectively. Glass Packaging Adjusted EBITDA decreased by 8%, due to a lower outturn in Glass Packaging North America, which was impacted by severe weather and higher operating costs. Glass Packaging Europe Adjusted EBITDA increased by 9% and was in line with the prior year at constant currency rates.
●	Metal Packaging to list separately on NYSE as Ardagh Metal Packaging (“AMP”), a pure-play beverage can producer with leading market positions in the Americas and Europe. On completion of the transaction with Gores Holdings V Inc., expected in the second quarter of 2021, Ardagh Group will hold a stake of ~80% in AMP and will receive up to $3.4 billion in cash.
●	Business Growth Investment program progressing on plan, with two new sleek lines commissioned and ramping up in Olive Branch, Mississippi. First quarter growth investment spending of $162 million is on track, with multiple other projects under way.
●	Cash and available liquidity of $1.6 billion at March 2021.
●	Sustainability agenda further progressed during the quarter, with advances in implementing our SBTI based emissions reduction and social sustainability strategies. The Furnace for the Future project is advancing and, in AMP, a $2.8 billion Green Bond was issued in March.
●	Re-iterating 2021 Guidance: Adjusted EBITDA of $1.28 - $1.30 billion in 2021 with end of year reported net leverage of around 5x LTM Adjusted EBITDA. Second quarter Adjusted EBITDA is expected to be $325 - $330 million.

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Financial Performance Review

Bridge of 2020 to 2021 Revenue and Adjusted EBITDA

Three months ended March 31, 2021

Revenue	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue 2020	385	444	384	409	1,622
Organic	19	59	(7)	16	87
FX translation	32	—	33	—	65
Revenue 2021	436	503	410	425	1,774

Adjusted EBITDA	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Adjusted EBITDA 2020	54	61	89	69	273
Organic	7	21	—	(14)	14
FX translation	5	—	8	—	13
Adjusted EBITDA 2021	66	82	97	55	300

2021 margin %	15.1%	16.3%	23.7%	12.9%	16.9%
2020 margin %	14.0%	13.7%	23.2%	16.9%	16.8%

Group Performance

Revenue in the three months ended March 31, 2021 increased by $152 million, or 9%, to $1,774 million, compared with $1,622 million in the three months ended March 31, 2020. The increase in revenue is primarily driven by favorable volume/mix effects, which includes an impact of the Group’s business growth investment program, the pass through to customers of higher input costs and favorable foreign currency translation effects of  $65 million.

Adjusted EBITDA in the three months ended March 31, 2021 increased by $27 million, or 10%, to $300 million, compared with $273 million in the three months ended March 31, 2020. The increase was primarily driven by volume/mix growth in Metal Packaging, including from the impact of the Group’s business growth investment program, and favorable foreign currency translation effects of $13 million.

Metal Beverage Packaging Europe

Revenue increased by $51 million, or 13%, to $436 million in the three months ended March 31, 2021, compared with $385 million in the three months ended March 31, 2020. Excluding favorable foreign currency translation effects of $32 million, revenue increased by $19 million, mainly due to favorable volume/mix effects, which includes an impact of the Group’s business growth investment program, and by the pass through of higher metal costs.

Adjusted EBITDA increased by $12 million, or 22%, to $66 million in the three months ended March 31, 2021, compared with $54 million in the three months ended March 31, 2020. Excluding favorable foreign currency translation effects of $5 million, Adjusted EBITDA increased by $7 million, principally due to favorable volume/mix effects, which includes an impact of the Group’s business growth investment program.

Metal Beverage Packaging Americas

Revenue increased by $59 million, or 13%, to $503 million in the three months ended March 31, 2021, compared with $444 million in the three months ended March 31, 2020. The increase in revenue principally reflected favorable volume/mix effects, which includes an impact of the Group’s business growth investment program, and the pass through of higher input costs.

Adjusted EBITDA increased by $21 million, or 34%, to $82 million in the three months ended March 31, 2021, compared with $61 million in the three-month period ended March 31, 2020. The increase was mainly driven by favorable volume/mix effects, which includes an impact of the Group’s business growth investment program, and lower operating costs.

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Glass Packaging Europe

Revenue increased by $26 million, or 7%, to $410 million in the three months ended March 31, 2021, compared with $384 million in the three months ended March 31, 2020. Excluding favorable foreign currency translation effects of $33 million, revenue decreased by $7 million, mainly arising from lower engineering activity.

Adjusted EBITDA increased by $8 million, or 9%, to $97 million in the three months ended March 31, 2021, compared with $89 million in the three months ended March 31, 2020. At constant exchange rates, Adjusted EBITDA was in line with the same period last year.

Glass Packaging North America

Revenue increased by $16 million, or 4%, to $425 million in the three months ended March 31, 2021, compared with $409 million in the three months ended March 31, 2020. The increase in revenue reflected favorable volume/mix effects of 3% and the pass through of higher input costs.

Adjusted EBITDA decreased by $14 million, to $55 million in the three months ended March 31, 2021, compared with $69 million in the three months ended March 31, 2020. The decrease was as a result of increased operating costs, principally due to freight and severe weather events.

Combination of Ardagh Metal Packaging with Gores Holdings V

On February 22, 2021, the Group entered into a business combination agreement with Gores Holdings V, a special purpose acquisition company sponsored by an affiliate of The Gores Group for the purpose of effecting a merger, acquisition, or similar business combination, under which Gores Holdings V will combine with Ardagh’s metal packaging business that will be held by an Ardagh wholly owned subsidiary, AMP, to create an independent, pure-play beverage can business, public company. AMP also announced its intention to apply to list its shares on the NYSE.

Additional investors have committed to participate in the proposed business combination by subscribing an aggregate $600 million in a private placement at $10.00 per share. In connection with the transactions,on March 12, 2021, two affiliates of the Ardagh Group (the “Co-Issuers”) issued green bonds of $2.8 billion equivalent (the “AMP Notes Issuance”). Assuming no share redemptions by the public stockholders of Gores Holdings V, approximately $525 million in cash held in Gores Holdings V’s trust account, together with the $600 million in private placement proceeds and approximately $2.3 billion of the new debt raised by AMP, will be used to pay up to $3.4 billion in cash to the Group, as well as to pay transaction expenses with the remainder of the AMP Notes issuance used for general corporate purposes. Upon closing of the transactions, assuming no redemptions by Gores Holdings V’s public stockholders, the Group will retain an equity interest in AMP of approximately 80%, the investors in the private placement will hold approximately 10% and Gores Holdings V’s stockholders and its sponsor will hold approximately 10%.

The proposed business combination, which has been approved by the boards of directors of both Ardagh and Gores Holdings V, is expected to close in the second quarter of 2021, subject to receipt of Gores Holdings V stockholder approval, approval of AMP’s shares for listing on the NYSE, the satisfaction of the condition to Ardagh’s obligations that it receives at least $3 billion in cash from the transactions and the satisfaction or waiver of other customary closing conditions.

On April 1, 2021, the transfer of Ardagh’s metal packaging business to AMP was completed and $2.3 billion was paid to Ardagh on the release of the proceeds of the AMP Notes Issuance from escrow.

In connection with the AMP Notes Issuance, the Group has designated the Co-Issuers and the AMP entities as unrestricted subsidiaries under its existing bond indentures and the Global Asset Based Loan Facility.

On April 1, 2021, the Group reduced the size of Global Asset Based Loan Facility from $700 million to $500 million as a result of the transaction between Ardagh Metal Packaging and Gores Holdings V.

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Earnings Webcast and Conference Call Details

Ardagh Group S.A.

Ardagh Group S.A. (NYSE: ARD) will hold its first quarter 2021 earnings webcast and conference call for investors at 3 p.m. BST (10 a.m. ET) on April 29, 2021. Please use the following webcast link to register for this call:

Webcast registration and access:

https://globalmeet.webcasts.com/viewer/event.jsp?ei=1456544&tp_key=8c7d661a79

Conference call dial in:

United States: +1 323-794-2423
International: +44 (0) 330 336 9105
Participant pin code: 8160622

Slides and quarterly report

Supplemental slides to accompany this release are available at https://www.ardaghgroup.com/corporate/investors.

The 2021 interim report for ARD Finance S.A., issuer of the Senior Secured Toggle Notes due 2027, will be published in due course and available at http://www.ardholdings-sa.com/.

Ardagh Metal Packaging

Ardagh Metal Packaging will hold a first quarter 2021 update webcast and conference call for investors at 3 p.m. BST (10 a.m. ET) on April 30, 2021. Please use the following webcast link to register for this call:

Webcast registration and access:

https://globalmeet.webcasts.com/starthere.jsp?ei=1456585&tp_key=84de8f5e23

Conference call dial in:

United States: +1 323-794-2551
International: +44 (0) 330 336 9105
Participant pin code: 8053286

About Ardagh Group

Ardagh Group is a global supplier of infinitely recyclable metal and glass packaging for the world’s leading brands. Ardagh operates 57 metal and glass production facilities in 12 countries, employing more than 16,000 people with sales of approximately $7bn.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This press release may contain certain financial measures such as Adjusted EBITDA, working capital, Adjusted operating cash flow, Adjusted free cash flow, net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by Ardagh may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

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Unaudited Consolidated Condensed Income Statement for the three months ended March 31, 2021 and 2020

	Three months ended March 31, 2021			Three months ended March 31, 2020
	Before	Exceptional		Before	Exceptional
	exceptional items	items	Total	exceptional items	items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,774	—	1,774	1,622	—	1,622
Cost of sales	(1,496)	(3)	(1,499)	(1,360)	—	(1,360)
Gross profit	278	(3)	275	262	—	262
Sales, general and administration expenses	(100)	(5)	(105)	(98)	(3)	(101)
Intangible amortization	(61)	—	(61)	(58)	—	(58)
Operating profit	117	(8)	109	106	(3)	103
Net finance expense	(69)	(5)	(74)	(34)	—	(34)
Share of post-tax loss in equity accounted joint venture	(5)	(13)	(18)	1	(4)	(3)
Profit before tax	43	(26)	17	73	(7)	66
Income tax charge	(16)	2	(14)	(24)	14	(10)
Profit from continuing operations	27	(24)	3	49	7	56
Profit from discontinued operation, net of tax	—	—	—	–	27	27
Profit for the period	27	(24)	3	49	34	83

Earnings per share:			$0.01			$0.35

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Unaudited Consolidated Condensed Statement of Financial Position

	At March 31, 2021	At December 31, 2020
	$'m	$'m

Non-current assets
Intangible assets	2,650	2,756
Property, plant and equipment	3,105	2,945
Other non-current assets	657	717
	6,412	6,418
Current assets
Inventories	957	923
Trade and other receivables	1,015	869
Cash and cash equivalents	921	1,267
Restricted cash in escrow	2,764	—
Other current assets including contract assets	219	175
	5,876	3,234
TOTAL ASSETS	12,288	9,652

TOTAL EQUITY	(264)	(361)

Non-current liabilities
Borrowings including lease obligations	9,484	6,764
Other non-current liabilities	1,094	1,261
	10,578	8,025
Current liabilities
Borrowings including lease obligations	100	97
Payables and other current liabilities	1,874	1,891
	1,974	1,988
TOTAL LIABILITIES	12,552	10,013
TOTAL EQUITY and LIABILITIES	12,288	9,652

Unaudited Consolidated Condensed Statement of Cash Flows

	Three months ended March 31,
	2021	2020
	$'m	$'m
Cash flows used in operating activities
Cash used in operations	(12)	(191)
Interest paid	(19)	(84)
Income tax paid	(4)	(12)
Cash flows used in operating activities	(35)	(287)

Cash flows used in investing activities
Capital expenditure	(247)	(126)
Other investing cash flows	(13)	–
Cash flows used in investing activities	(260)	(126)

Cash flows from financing activities
Changes in borrowings, net	(6)	814
Lease payments	(27)	(22)
Other financing cash flows	(9)	(5)
Net cash (ouflow)/inflow from financing activities	(42)	787

Net (decrease)/increase in cash and cash equivalents	(337)	374

Cash and cash equivalents at beginning of period	1,267	614
Foreign exchange losses on cash and cash equivalents	(9)	(26)
Cash and cash equivalents at end of period	921	962

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Financial assets and liabilities

At March 31, 2021, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Undrawn amount
	$'m	$'m
Senior Secured and Senior Notes	6,523	—
Senior Secured and Senior Notes - Ardagh Metal Packaging	2,764	—
Global Asset Based Loan Facility	—	663
Lease obligations	434	—
Other borrowings/credit lines	8	1
Total borrowings / undrawn facilities	9,729	664
Deferred debt issue costs and bond discounts / bond premium	(145)	—
Net borrowings / undrawn facilities	9,584	664
Cash and cash equivalents	(921)	921
Restricted cash in escrow	(2,764)	—
Derivative financial instruments used to hedge foreign currency and interest rate risk	66	—
Net debt / available liquidity	5,965	1,585

Reconciliation of profit for the period to Adjusted profit

	Three months ended March 31,
	2021	2020
	$'m	$'m
Profit for the period	3	83
Share of post-tax loss in equity accounted joint venture	18	3
	21	86
Exceptional items, net of tax	11	(38)
Intangible amortization, net of tax	47	44
Gains on derivative financial instruments and foreign currency	(4)	(20)
	75	72
Share of Adjusted profit in equity accounted joint venture	12	1
Adjusted profit for the period	87	73

Weighted average common shares	236.37	236.36

Earnings per share	0.01	0.35

Adjusted earnings per share	0.37	0.31

Reconciliation of profit from continuing operations for the period to Adjusted EBITDA, Adjusted operating cash flow and Adjusted free cash flow

	Three months ended March 31,
	2021	2020
	$'m	$'m
Profit from continuing operations	3	56
Income tax charge	14	10
Net finance expense	74	34
Depreciation and amortization	183	167
Exceptional operating items	8	3
Share of post-tax loss in equity accounted joint venture	18	3
Adjusted EBITDA	300	273
Movement in working capital	(290)	(409)
Exceptional restructuring paid	—	(1)
Capital expenditure (5)	(247)	(126)
Lease payments	(26)	(22)
Adjusted operating cash outflow	(263)	(285)
Interest paid	(19)	(84)
Income tax paid	(4)	(12)
Adjusted free cash outflow	(286)	(381)

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Related Footnotes

(1) For a reconciliation to the most comparable GAAP measures, see page 7.

(2) Adjusted earnings per share and Adjusted profit for the three months ended March 31, 2021 include the Group’s share of the Adjusted profit/(loss) of its material equity accounted joint venture, Trivium Packaging B.V..

(3) Payable on June 16, 2021 to shareholders of record on June 2, 2021.

(4) Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents and restricted cash held in escrow. Net borrowings comprises non-current and current borrowings including lease obligations.

(5) Capital expenditure for the three months ended March 31, 2021, includes $162 million (2020: $41 million) relating to the Group’s Business Growth Investment program.

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